UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at December 12, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 12, 2006

Print the name and title of the signing officer under his signature.
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  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO ADDS 74 MILLION TONS TO GIBRALTAR'S MINERAL RESERVES

December 12, 2006, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announces an increase in the mineral reserves at its 100% owned Gibraltar copper-molybdenum mine. The Gibraltar mine is located near the City of Williams Lake in south-central British Columbia.

The new Gibraltar reserves represent a 40% increase from those reported at the Company's previous year end (September 30, 2005) and a 72% increase from the reserves reported when the mine was re-opened in October

Sixty-seven new diamond drill holes, completed to the end of August 2006, were included in the geological model and this, combined with updated pit wall optimizations, current mining cost projections and metal price information has allowed for further expansion of Gibraltar's Granite Lake pit.

In addition to the increase of 74 million tons, the new reserves have a 5% higher copper grade and an 11% higher molybdenum grade than the previously reported reserves.

Under present mine operating parameters of 36,000 tons milled per day, this addition to reserves extends the mine life to 21 years. Upon completion of the mill expansion in December 2007 to 46,000 tons per day, Gibraltar mine life will be approximately 15 years. The Company is continuing to drill through the winter with the expectation that the reserves will be expanded again in 2007.

Russell Hallbauer, Taseko's President and CEO says "This is very important and exciting news as continued reserve growth at Gibraltar allows the Company to consider additional expansions beyond those announced, providing opportunities for further increases in production and reductions in unit costs."

Gibraltar's reserves as of September 30, 2006 are tabulated below:

Gibraltar Mineral Reserves at 0.20% Copper Cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven	17.2	0.335	0.011
	Probable	1.4	0.276	0.009
	Subtotal	18.6	0.331	0.011

PGE Connector	Proven	43.0	0.297	0.010
	Probable	13.3	0.278	0.014
	Subtotal	56.3	0.293	0.011

Granite Lake	Proven	97.0	0.318	0.009
	Probable	10.5	0.317	0.006
Granite Lake Additional	Proven	60.6	0.334	0.011
	Probable	13.4	0.326	0.011
	Subtotal	181.5	0.324	0.010
Total		256.4	0.318	0.010

In addition to the above reserves, the mineral resources at Gibraltar are estimated to be:

Gibraltar Mineral Resources at 0.16% to 0.20% Copper Cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured Indicated	414 197	0.284 0.272	0.008 0.007
Total	611	0.280	0.008

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P.Eng., Superintendent of Technical Services and a Qualified Person under National Instrument 43-101. Mr Thompson has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates used long term metal prices of US$1.50/lb for copper and US$8.00/lb for molybdenum and a foreign exchange of C$0.88 per US dollar. A technical report will be filed on www.sedar.com.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO
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No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                 Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

                                                       Cautionary Note Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Taseko advises U.S. investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.